UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 March, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 17 March 2022: Dealings in securities by a Prescribed Officer of Sasol Limited and director of its major subsidiaries

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES OF SASOL BY A PRESCRIBED OFFICER OF SASOL LIMITED AND DIRECTOR OF ITS MAJOR SUBSIDIARIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a prescribed officer of Sasol Limited and a director of its major subsidiaries.

In terms of the Sasol Long-Term Incentive Plan (Plan), the person below has transacted in securities previously awarded and accepted and which have vested in terms of the rules of the Plan. Participants have the option to retain all securities, sell sufficient securities to cover the tax liability and retain the balance or to sell the vested securities.

Surname and initials:	Mokoena, C K
Company and designation:	Sasol Limited: Prescribed officer
	Sasol South Africa Limited: Director
	Sasol Oil (Pty) Ltd: Director
Date of transactions:	14 March 2022
Class of securities:	Sasol ordinary shares
Initial issue price per share:	R0,00
Nature and extent of interest:	Direct beneficial
Nature of transaction 1:	Sale of 1 692 vested securities on-market
Selling price per share:	R347,50
Total value of the transaction:	R587 970,00
Nature of transaction 2:	Retention of 1 832 vested securities off-market
Vesting price per share:	R353,91
Total value of transaction:	R648 363,12

The highest and lowest prices of the Sasol ordinary share as well as volume weighted average price (VWAP) for the day of trading were as follows:

Highest price: R352,01
Lowest price: R330,55
VWAP: R338,74

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

17 March 2022
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 March 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary